SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Commission File Number 1-14640

For the month of June 30, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant's name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under Securities Exchange Act of 1934.

Yes _______ No ___X____

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A.

CORPORATE TAXPAYERS ENROLLMENT No. 33.700.394/0001–40

PUBLICLY – HELD COMPANY

EXTRAORDINARY SHAREHOLDERS MEETING

CALL NOTICE

The shareholders of UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. (“Company”) are invited to  the  Extraordinary  Shareholders’  Meeting, to  be  held  on  July  16th,  2008, at  2:30 p.m., at UNIBANCO building, at Avenida Eusébio Matoso, No. 891, ground floor, in the City of São Paulo, State of São Paulo – Brazil, in order to discuss and decide upon the following proposals:

a) to increase of the capital stock through the capitalization of funds currently in the Company’s Reserves, with the issuance of Bonus Stock;

b) to increase of the authorized corporate capital;

c) to amendment of the caput and the First Paragraph of the Forth Article of the By–laws;

d) to the improve the wording given to the Company’s corporate purpose;

e) to consolidate the By–laws; and

f) to appoint a member to the Company’s Audit Committee.

The documents to be analyzed on the Shareholders' Meetings are at disposal of the shareholders in the headquarters of the Company and in its investor relations’ website (www.ri.unibanco.com.br). The shareholders might also request copies of the above mentioned documents by the following e–mail: relacoes.investidores@unibanco.com.br.

São Paulo, June 30th, 2008.
Board of Directors

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Date: June 30, 2008

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

By:	/s/ Geraldo Travaglia Filho
Geraldo Travaglia Filho
Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.